Exhibit 99.3

New NICE Solution Uses VoC Feedback to Improve Customer Journey
in Real Time

Companies can now marry cross-channel Voice of the Customer insights with journey mapping and prediction to guide the next best action, and deliver an exceptional customer experience

Ra’anana, Israel, August 6, 2015 – NICE Systems (NASDAQ: NICE) today announced a new solution that will allow organizations to use Voice of the Customer (VoC) feedback, in combination with predictive analytics, to positively shape the customer journey in real time. By understanding customer attitudes at various points of engagement across channels and touch points, companies can intercept the journey when necessary and continually adapt it to reduce customer effort, improve retention, and enhance the entire customer experience.

Consider, for example, a high value customer that was erroneously charged by her credit card company. While trying to dispute the charge, the customer struggles to find the right form needed to complete the process and becomes increasingly frustrated. Based on similar journeys that led to dissatisfaction among other customers, the predictive analytics engine can quickly identify the current issue and alert an agent to help guide the customer.

“By linking the entire customer journey with a robust voice-of-the-customer program, organizations can identify systemic weaknesses that must be addressed in order to refine the customer experience continuously,” said Jeremy Cox, Principal Analyst at Ovum Research. “This is achieved by gathering and analyzing data in a way that provides a more comprehensive view of the customer profile and experience.”

NICE Journey VoC combines two leading technologies – voice of the customer and journey mapping – to create a unique market solution that helps organizations reach all customers at risk (even those who aren’t very vocal) to reduce potential churn or defection. By personalizing customer engagement, companies can improve sales opportunities and deliver proactive customer service to improve next call prevention, reduce customer effort, and improve the customer experience.

The NICE solution allows organizations to solicit customer feedback after the key stages in a customer’s journey. Using key indicators such as CSAT, NPS, and customer effort, companies can evaluate how the customer experience stacks up against what they consider an “ideal” journey. They can also identify high effort/low satisfaction experiences in real time and proactively engage with the customer to create immediate improvements. All of these insights can be used to drive action at the individual level or aggregated to drive strategic-level action across the business.

Miki Migdal, President of the NICE Enterprise Product Group, said: “NICE Journey VoC is an innovative solution that we created to help businesses overcome the customer experience challenges that they face today. Linking VoC data to behavioral customer journeys allows companies to tap into hidden insights, improve predictive capabilities, better prioritize their customer experience initiatives, and drive action in a much more effective and efficient manner. In doing so, we believe they can significantly boost their return on investment compared to a VoC-only approach and lay the foundation for continuous customer experience improvements.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.